Mitchell S. Nussbaum of Loeb & Loeb LLP 345 Park Avenue New York, NY 10154-1895	Direct 212.407.4159 Main 212.407.4000 Fax 212.407.4990 mnussbaum@loeb.com

December 14, 2006

John Reynolds, Assistant Director Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549 Mail Stop 3561

Re:	Shine Media Acquisition Corp. Form S-1 Registration Statement File No. 333-127093

Dear Mr. Reynolds:

On behalf of our client, Shine Media Acquisition Corp., a Delaware corporation (the “Company”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”) one complete electronic version of Amendment No. 8 (“Amendment No. 8”) to the Company’s Registration Statement on Form S-1 (No. 333-127093) (collectively, the “Registration Statement”), including one complete electronic version of the exhibits filed therewith. Amendment No. 8 responds to the comments set forth in the Staff letter dated December 12, 2006 (the “Staff’s Letter”).

By Federal Express, the Company is furnishing the Commission’s staff (the “Staff”) with three marked courtesy copies of Amendment No. 8 and all exhibits filed therewith.

In order to facilitate your review of Amendment No. 8, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter. Page numbers refer to the marked copy of Amendment No. 8.

Los Angeles     New York     Chicago     Nashville     www.loeb.com

A limited liability partnership including professional corporations

John Reynolds, Assistant Director December 14, 2006 Page 2

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows:

Comment Number	Response
Proposed Business, page 39

Sources of Target Businesses, page 48

1.	We have revised the disclosure on pages 3, 40 and 48 of the Registration Statement in accordance with the Staff’s comment.

2.	We have revised the disclosure on page 49 of the Registration Statement in accordance with the Staff’s comment.

3.	We have revised the disclosure on pages 3, 40 and 48 of the Registration Statement in accordance with the Staff’s comment.

Management, page 59

4.
We have revised Mr. Propper’s biographical information on page 61 to indicate that Gramercy Group is the former name of Chardan Capital Markets LLC, that Mr. Propper is on the advisory board of Netsol Technologies, and that Mr. Propper is an officer and director of HLS Systems International Ltd., a wholly owned non-operating subsidiary of Chardan North China Acquisition Corp. (of which Mr. Propper is an officer and director and which is already disclosed in Mr. Propper’s biographical information).

Financial Statements

5.	In compliance with applicable securities regulations, we have revised the Registration Statement to include audited financial statements as of and for October 31, 2006.

John Reynolds, Assistant Director December 14, 2006 Page 3

Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4159.

Sincerely,

/s/ Mitchell S. Nussbaum
Mitchell S. Nussbaum
Loeb & Loeb LLP

cc:   David Y. Chen, Chief Executive Officer
        Shine Media Acquisition Corp.